Exhibit 99.1

Bright Scholar Announces Receipt of NYSE Non-Compliance Letter Regarding ADS Trading Price

FOSHAN, China, April 1, 2022 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that it has received a letter (the “Letter”) from the New York Stock Exchange (the “NYSE”) dated March 25, 2022, notifying the Company that it is below compliance standards due to the trading price of the Company’s American depositary shares (the “ADSs”) and that the applicable cure period for the Company to regain compliance expires on September 26, 2022.

Pursuant to applicable NYSE continued listing standards, a company would be considered “below criteria” by the NYSE if the average closing price of a security as reported on the consolidated tape is less than $1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its ADS trading price and average ADS trading price back above $1.00 within the applicable cure period following receipt of the notification. The company can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the company has an ADS closing price of at least $1.00 and an average ADS closing price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the cure period, both a $1.00 ADS closing price on the last trading day of the cure period and a $1.00 average ADS closing price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

To address this issue, the Company intends to monitor the market conditions of its listed securities and is still considering its options.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507